SUB-ITEM 77D(g)

                            8POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                          AIM TREASURER'S SERIES TRUST

On December 13, 2005, the Board of Trustees (the board) of AIM Treasurer's Series Trust on behalf of AIM Premier Portfolio, Premier Tax-Exempt Portfolio and Premier U.S. Government Money Portfolio (the "Portfolios") adopted resolutions approving changes to the disclosure regarding the investment strategies. The new disclosure would eliminate the requirement that the Portfolios limit their investments to First Tier Securities. The Portfolios are not required by Rule 2a-7 to invest solely in First Tier Securities and are permitted to invest in other eligible investments that do not meet the definition of First Tier Securities.

Additionally, the issuer diversification requirement was removed as a non-fundamental policy in the Statement of Additional Information (SAI). Because it is not necessary or appropriate that issuer diversification be a non-fundamental policy of the Portfolios, this disclosure was moved to a separate section of the SAI.